EXHIBIT B

Form of Cooperation Agreement

COOPERATION AGREEMENT

This Cooperation Agreement (the "Agreement"), dated as of [DATE], is by and between JANA Partners LLC ("JANA") and [COOPERATING PARTY] (“you”) (each a "Party" and collectively, the "Parties").

WHEREAS, JANA desires for you to assist JANA in the review and analysis of the Company’s business, operations and strategy, including, but not limited to, capital allocation, asset ownership, corporate governance, operational execution and corporate strategy with respect to Callaway Golf Company (the “Company”) and related services (the “Services”) in accordance with the following terms and conditions, and you desire to work cooperatively with JANA to provide such Services.

NOW THEREFORE, in consideration of the covenants and conditions set forth herein, the Parties, intending to be legally bound, hereby agree as follows:

Item 1.	Term. This Agreement shall automatically terminate on the earliest to occur of (i) the conclusion of the 2020 annual meeting of stockholders of the Company (such meeting, including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting") and (ii) notice of termination of the Services from JANA to you (the “Term”).
Item 2.	Fees and Expenses. You will be responsible for all business expenses associated with the Services, provided however, that JANA will reimburse you for pre-approved travel expenses. The parties acknowledge that should JANA request and you agree to become a member of a slate of one or more nominees (the "Slate") of a JANA affiliate (which nominee or nominees shall stand for election as directors of the Company in connection with a proxy solicitation in respect of the Annual Meeting (the "Proxy Solicitation"), JANA shall pay you such amounts and pursuant to such terms commensurate with other nominees on the Slate or as may be agreed by the Parties. No other amounts shall be due hereunder.
Item 3.	Communications. All public statements, regulatory filings or communications, contacts with Company directors and management and related activity with respect to the Company will be made and conducted by JANA with your assistance as requested by JANA. You will not issue, publish or otherwise make any public statement or any other form of communication relating to the Company or any Proxy Solicitation without the prior approval of JANA
Item 4.	Services Non-Exclusive. The Services to be provided by you hereunder are not and shall not be deemed to be exclusive to JANA, and you shall be free to render similar services unrelated to the Company to others and to engage in all such activities as you deem appropriate, provided that your performance hereunder is not impaired by such other activities.
Item 5.	Non-Public Information. You agree that you shall not disclose to JANA any non-public information which may be deemed material, including but not limited to financial projections and information regarding potential strategic transactions, regarding any company or government entity obtained (i) in the course of any employment (whether permanent, temporary, through a consulting or contractor agreement, or otherwise) by such company or other entity or (ii) as a result of any communications with employees or representatives of such company or entity or with any other party which are subject to any non-disclosure or confidentiality obligation.

Item 6.	Confidential Information. You acknowledge that, during the Term, you may have access to and may acquire Confidential Information (as defined below) regarding the business of JANA, its affiliates and affiliated funds, accounts and co-investment vehicles (the "JANA Entities"). Accordingly, you agree that, without the prior written consent of JANA, you shall not at any time, disclose to any unauthorized person or otherwise use any such Confidential Information for any reason other than the business of the JANA Entities. If you are served with legal process (such as a subpoena) that (i) may touch upon, concern, or arise out of Confidential Information or (ii) otherwise require you to disclose any Confidential Information, you will immediately notify JANA in writing, furnish JANA with a copy of such legal process and reasonably cooperate with JANA to protect the Confidential Information. You shall not in any event disclose any portion of the Confidential Information not required to be disclosed in connection with such legal process. "Confidential Information" means non-public information concerning JANA’s past, current or potential portfolio names, portfolio composition, or plans with respect to the Company.
Item 7.	Investments in Company Stock. With respect to any purchases made by you of securities of the Company prior to the termination of the Services, (i) you agree to consult with JANA regarding such purchases and provide necessary information so that JANA may comply with any applicable disclosure or other obligations which may result from such investment, (ii) JANA or its affiliates shall prepare and complete any required disclosures including all regulatory filings related thereto at no cost to you, and (iii) you agree to hold any such securities until at least the earlier of (A) the conclusion of the Annual Meeting and (B) the termination of a Proxy Solicitation.
Item 8.	Governing Law, Venue and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws. All disputes arising out of or related to this Agreement shall be submitted to the state and federal courts of New York, and each Party irrevocably consents to such personal jurisdiction and waives all objections thereto, but does so only for the purposes of this Agreement.
Item 9.	Assignability. This Agreement, and the rights and obligations hereunder, may not be assigned by either Party without the express written consent of the other Party.
Item 10.	Entire Agreement; Amendment. This Agreement may be amended only by a written instrument signed by the Parties. This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, between the Parties with respect to the subject matter of this Agreement.
Item 11.	Survival. The Parties acknowledge that Sections 5 through 8 of this Agreement shall survive the termination of the Agreement.
Item 12.	Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

[Signature page to follow.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date and year first above written.

JANA PARTNERS LLC	[COOPERATING PARTY]

By:	By:

Name:	Name:
Title:	Title: